Exhibit 1

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 23, 2018

BOULEVARD ACQUISITION SPONSOR II, LLC

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Manager

/s/ Marc Lasry
Marc Lasry

/s/ Sonia E. Gardner
Sonia E. Gardner

/s/ Stephen S. Trevor
Stephen S. Trevor